U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                          UNDER SECTION 12(B) OR (G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         TORBAY ACQUISITION CORPORATION
                     --------------------------------------
                         (NAME OF SMALL BUSINESS ISSUER)

              DELAWARE                                52-2102436
    --------------------------------     -----------------------------------
    (STATE OR OTHER JURISDICTION OF     I.R.S. EMPLOYER IDENTIFICATION NUMBER
     INCORPORATION OR ORGANIZATION)

                   1504 R STREET, N.W., WASHINGTON, D.C. 20009

           (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES INCLUDING ZIP CODE)

                                  202/387-5400
                                  -------------
                           (ISSUER'S TELEPHONE NUMBER)

        SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT: NONE

Securities to be Registered Under Section 12(g) of the Act:  Common Stock,
                                                          $.0001 Par Value
                                                           (Title of Class)

                                PART I

ITEM 1.  BUSINESS.

      Torbay Acquisition Corporation (the "Company"), was incorporated on June 2, 1998, under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date other than issuing shares to its original shareholders.

      The Company will attempt to locate and negotiate with a business entity for the merger of that target company into the Company. In certain instances, a target company may wish to become a subsidiary of the Company or may wish to contribute assets to the Company rather than merge. No assurances can be given that the Company will be successful in locating or negotiating with any target company.

      The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market.

PERCEIVED BENEFITS

      There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include the following:

      * the ability to use registered securities to make acquisitions of assets or businesses;

      *     increased visibility in the financial community;

      *     the facilitation of borrowing from financial institutions;

      *     improved trading efficiency;

      *     shareholder liquidity;

      *     greater ease in subsequently raising capital;

      *     compensation of key employees through stock options;

      *     enhanced corporate image;

      *     a presence in the United States capital market.

POTENTIAL TARGET COMPANIES

      A business entity, if any, which may be interested in a business combination with the Company may include the following:

      * a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

      * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

      * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

      * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

      * a foreign company which may wish an initial entry into the United States securities market;

      * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

      * a company seeking one or more of the other perceived benefits of becoming a public company.

      A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.

      No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

      The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.

RISK FACTORS

      The Company's business is subject to numerous risk factors, including the following:

      NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

      SPECULATIVE NATURE OF THE COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

      SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

      NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION--NO STANDARDS FOR BUSINESS COMBINATION. The Company has no current arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

      CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY. While seeking a business combination, management anticipates devoting only a limited amount of time per month to the business of the Company. The Company's sole officer has not entered into a written employment agreement with the Company and he is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officer and director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of this individual would adversely affect development of the Company's business and its likelihood of continuing operations.

      CONFLICTS OF INTEREST--GENERAL. The Company's officer and director participates in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which any member of management serves as an officer, director or partner, or in which they or their family members own or hold any ownership interest. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Conflicts of Interest."

      REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

      LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

      LACK OF DIVERSIFICATION. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business entity. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

      REGULATION UNDER INVESTMENT COMPANY ACT. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

      PROBABLE  CHANGE  IN  CONTROL  AND  MANAGEMENT.   A  business  combination
involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

      REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION. The Company's primary plan of operation is based upon a business combination with a business entity which, in all likelihood, will result in the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control or management of the Company.

      TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

      REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES. Management of the Company will request that any potential business opportunity provide audited financial statements. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company rather than incur the expenses associated with preparing audited financial statements. In such case, the Company may choose to obtain certain assurances as to the target company's assets, liabilities, revenues and expenses prior to consummating a business combination, with further assurances that an audited financial statement would be provided after closing of such a transaction. Closing documents relative thereto may include representations that the audited financial statements will not materially differ from the representations included in such closing documents.

      COMPUTER SYSTEMS REDESIGNED FOR YEAR 2000. Many existing computer programs use only two digits to identify a year in such program's date field. These programs were designed and developed without consideration of the impact of the change in the century for which four digits will be required to accurately report the date. If not corrected, many computer applications could fail or create erroneous results by or following the year 2000 ("Year 2000 Problem"). Many of the computer programs containing such date language problems have not been corrected by the companies or governments operating such programs. It is impossible to predict what computer programs will be effected, the impact any such computer disruption will have on other industries or commerce or the severity or duration of a computer disruption.

        The Company does not have operations and does not maintain computer systems. Before the Company enters into any business combination, it may inquire as to the status of any target company's Year 2000 Problem, the steps such target company has taken or intends to take to correct any such problem and the probable impact on such target company of any computer disruption. However, there can be no assurance that the Company will not merge with a target company that has an uncorrected Year 2000 Problem or that any planned Year 2000 Problem corrections will be sufficient. The extent of the Year 2000 Problem of a target company may be impossible to ascertain and any impact on the Company will likely be impossible to predict.

ITEM 2.  PLAN OF OPERATION

      The Company intends to merge with or acquire a business entity in exchange for the Company's securities. The Company has no particular acquisition in mind and has not entered into any negotiations regarding such an acquisition. Neither the Company's officer and director nor any affiliate has engaged in any negotiations with any representative of any company regarding the possibility of an acquisition or merger between the Company and such other company.

      Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by management and its affiliates, or both.

      The Company has no full time employees. The Company's president has agreed to allocate a portion of his time to the activities of the Company, without compensation. The president anticipates that the business plan of the Company can be implemented by his devoting no more than 10 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer.

      Management is currently involved with other blank check companies, and is involved in creating additional blank check companies similar to this one. A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target company. Management anticipates that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies or by lot. However, other blank check companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation or choice by lot. See "ITEM 5, DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Current Blank Check Companies"

      The Certificate of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification.

GENERAL BUSINESS PLAN

      The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See ITEM F/S, "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

      The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

      The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

      The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

      The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

      The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

      The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.

      The Company will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

      Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company. Outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such person will need to be assumed by the target company, as the Company has limited cash assets with which to pay such obligation.

      The Company has entered into an agreement with TPG Capital Corporation to supervise the search for target companies as potential candidates for a business combination. TPG Capital Corporation has received common stock of the Company for a nominal amount in consideration of its agreement to provide such services. TPG Capital Corporation will pay as its own expenses any costs it incurs in supervising the search for a target company. TPG Capital Corporation may enter into agreements with other consultants to assist in locating a target company and may share stock received by it with such other consultants. TPG Capital Corporation is an affiliate of the Company's management. See "ITEM 4: SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

      Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

      A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

ACQUISITION OF OPPORTUNITIES

      In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

      It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

      While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

      With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

      The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

      The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within 60 days following its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

      Pierce Mill Associates, Inc. the principal shareholder of the Company, has orally agreed that it will advance to the Company any additional funds which the Company needs for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such advances will be made without expectation of repayment. There is no minimum or maximum amount Pierce Mill will advance to the Company. The Company will not borrow any funds to make any payments to the Company's promoters, management or their affiliates or associates.

      The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which the Company's officer, director, and shareholders or any affiliate or associate serves as an officer or director or holds any ownership interest.

COMPETITION

      The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3.  DESCRIPTION OF PROPERTY

      The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of Pierce Mill Associates at no cost to the Company. Pierce Mill Associates has agreed to continue this arrangement until the Company completes an acquisition or merger.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND  MANAGEMENT.

      The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

      Name and Address                  Amount of Beneficial       Percentage
      of Beneficial Owner               Ownership                  of Class
      Pierce Mill Associates, Inc.(1)     4,250,000                85%
      1504 R Street, N.W.
      Washington, D.C. 20009

      TPG Capital Corporation (1)           750,000                15%
      1504 R Street, N.W.
      Washington, D.C. 20009

      James M. Cassidy (2)                5,000,000               100%
      1504 R Street, N.W.
      Washington, D.C. 20009

      All Executive Officers and
      Directors as a Group (1 Person)     5,000,000               100%

      (1) Mr. Cassidy owns 100% of the issued and outstanding stock of Pierce Mill Associates, Inc. and is the controlling shareholder, sole director and officer of TPG Capital Corporation. Pierce Mill Associates, Inc. does not engage in business operations other than stock ownership in the Registrant and in similar companies. TPG Capital Corporation has agreed to provide certain services to the Company. See "PLAN OF OPERATIONS General Business Plan".

      (2) As the sole shareholder, officer and director of Pierce Mill Associates, Inc. and the controlling shareholder, sole director and officer of TPG Capital Corporation, Mr. Cassidy is deemed to be the beneficial owner of the common stock of the Company owned by those entities.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

      The Company has one Director and Officer as follows:

       Name                   Age        Positions and Offices Held
       ----                   ----       --------------------------
    James M. Cassidy           63        President, Secretary,
                                         Director

      There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

      Set forth below is the name of the director and officer of the Company, all positions and offices with the Company held, the period during which he has served as such, and the business experience during at least the last five years:

      James Michael Cassidy, Esq., LL.B., LL.M., received a Bachelor of Science in Languages and Linguistics from Georgetown University in 1960, a Bachelor of Laws from The Catholic University School of Law in 1963, and a Master of Laws in Taxation from The Georgetown University School of Law in 1968. From 1963-1964, Mr. Cassidy was law clerk to the Honorable Inzer B. Wyatt of the United States District Court for the Southern District of New York. From 1964-1965, Mr. Cassidy was law clerk to the Honorable Wilbur K. Miller of the United States Court of Appeals for the District of Columbia. From 1969-1975, Mr. Cassidy was an associate of the law firm of Kieffer & Moroney and a principal in the law firm of Kieffer & Cassidy, Washington, D.C. From 1975 to date, Mr. Cassidy has been a principal in the law firm of Cassidy & Associates, Washington, D.C. and its predecessors, specializing in securities law and related corporate and federal taxation matters. Mr. Cassidy is a member of the bar of the District of Columbia and is admitted to practice before the United States Tax Court and the United States Supreme Court.

PREVIOUS BLANK CHECK COMPANIES

      In 1988, management was involved in two blank check offerings. Mr. Cassidy was vice president, a director and a shareholder of First Agate Capital Corporation and Consolidated Financial Corporation. In August, 1988, First Agate Capital Corporation offered 50,000 units at $10.00 for an aggregate of $500,000 in an underwritten offering of its common stock and warrants. First Agate Capital is no longer a public company and has had no activity since 1991. In November, 1988, Consolidated Financial Corporation offered 50,000 units at $10.00 for an aggregate of $500,000 in an underwritten offering of its common stock and warrants. In 1990, in connection with the change in control of Consolidated Financial Corporation, Mr. Cassidy transferred all his shares of Consolidated Financial Corporation common stock without compensation or any financial benefit and resigned as an officer and director of that company. Mr. Cassidy has had no further relationship or transactions with Consolidated Financial Corporation since 1990. As described in public filings made by the company, in June, 1991, the new management of Consolidated Financial Corporation effected its merger with A.B.E Industrial Holdings.

CURRENT BLANK CHECK COMPANIES

      Mr. Cassidy is, has been, and may be in the future, the officer, director and/or beneficial shareholder of other blank check companies including those listed below. The initial business purpose of each of these companies was or is to engage in a merger or acquisition with an unidentified company or companies and each were or will be classified as a blank check company until completion of a business combination. The following chart summarizes certain information concerning these companies and the Registrant. In most instances that a business combination is transacted with one of these companies, it is required to file a Current Report on Form 8-K noticing the details of the transaction. Reference is made to the Form 8-K filed for any company listed below for detailed information concerning the business combination entered into by that company.

                         Registration
                         Form/Effective
                         Date/File
Corporation              Number                 Status
Tunlaw International     Form 10-SB         Has not entered into a
Corporation (1)          8/31/97; 0-22785   definitive agreement for a
                                            business combination

Corcoran  Technologies   Form 10-SB         Merger effected December 30, 1997
Corporation(2)           9/30/97; 0-22919   Form 8-K filed January 13, 1998.

Aberdeen Acquisition     Form 10-SB         Has not entered into a
Corporation (1)          4/11/98; 0-23761   definitive agreement for a
                                            business combination.

Barhill  Acquisition     Form 10-SB         Anticipates stock exchange
Corporation  (1)         10/12/98; 0-24801  with specific company.
                                            Form 8-K  will be filed if  business
                                            combination occurs.

Sunderland Acquisition   Form 10-SB         Stock exchange and asset
Corporation (2)          10/12/98; 0-24803  acquisition effected April 27,
                                            1999. Form 8-K filed May 4, 1999.

Westford Acquisition     Form 10-SB         Anticipates merger and
Corporation (1)          10/27/98; 0-24839  stock exchange with
                                            specific companies. Form 8-K
                                            will be filed if business
                                            combination occurs.

Chatsworth Acquisition   Form 10-SB         Merger effected December 4,
Corporation (2)          4/12/98; 0-23769   1998. Form 8-K filed
                                            December 18, 1998.

Blencathia Acquisition   Form 10-SB         Has not entered into a
Corporation (1)          4/8/99; 0-25367    definitive agreement for a
                                            business combination.

Warwick  Acquisition     Form 10-SB         Stock exchange with specific
Corporation  (1)          4/18/99; 0-25419  company effected May 27, 1999.
                                            Form 8-K filed May 27, 1999.

Torbay Acquisition       Form 10-SB         Has not entered into a
Corporation (1)          4/18/99; 0-25417   definitive agreement for a
                                            business combination.

(1) Mr. Cassidy is the sole officer, director and beneficial shareholder.
(2) Mr. Cassidy was the sole officer and director and remains a beneficial shareholder.

RECENT TRANSACTIONS BY BLANK CHECK COMPANIES

      On December 30, 1997, Prime Management, Inc., a California corporation, merged with and into Corcoran Technologies Corporation. Corcoran Technologies Corporation was formed on March 27, 1997 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to the Company, including identical management and beneficial shareholders. At the time of the merger, Prime Management, Inc. was an operating transportation company with two wholly-owned subsidiaries, Mid-Cal Express, a long-haul trucking company hauling shipments of general commodities, including temperature-sensitive goods, in both intrastate and interstate commerce and Mid-Cal Logistics, a freight brokerage company. Pursuant to the merger, Corcoran Technologies Corporation changed its name to Prime Companies, Inc. and Corcoran Technologies Corporation filed a Form 8-K with the Securities and Exchange Commission describing the merger. The common stock of Prime Companies, Inc. trades on the NASD OTC Bulletin Board under the symbol PRMC. Detailed information concerning Prime Companies, Inc. may be obtained from its filings under the Exchange Act which are found the EDGAR archives page of the Securities and Exchange Commission's Website at www.sec.gov.

      On December 4, 1998, AmeriCom USA, Inc., a Delaware corporation, merged with and into Chatsworth Acquisition Corporation. Chatsworth Acquisition Corporation was formed on December 3, 1997 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to the Company, including identical management and beneficial shareholders. AmeriCom USA, Inc. is an operating Internet advertising company with one wholly-owned subsidiary, Diversified Associates International, a California company. Pursuant to the merger, Chatsworth Acquisition Corporation changed its name to AmeriCom USA, Inc. and Chatsworth Acquisition Corporation filed a Form 8-K with the Securities and Exchange Commission describing the merger. AmeriCom USA, Inc. is seeking the admission of its common stock to quotation on the NASD OTC Bulletin Board. Detailed information concerning AmeriCom USA, Inc. may be obtained from its filings under the Exchange Act which are found the EDGAR archives page of the Securities and Exchange Commission's Website at www.sec.gov.

      On April 27, 1999, Capsource, Inc., a Nevada company, Del Mar Mortgage, Inc., a Nevada company, and Del Mar Holdings, Inc. a Nevada company, entered into a stock exchange agreement and asset acquisition agreements, respectively, with Sunderland Acquisition Corporation. Sunderland Acquisition Corporation was formed on June 2, 1998 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to the Company, including identical management and beneficial shareholders. Capsource, Inc. and Del Mar Mortgage, Inc. are operating loan origination companies and Del Mar Holdings, Inc. serves as a holding company. Pursuant to the transactions, Sunderland Acquisition Corporation changed its name to Sunderland Corporation and filed a Form 8-K with the Securities and Exchange Commission describing the transactions. Detailed information concerning Sunderland Corporation may be obtained from its filings under the Exchange Act which are found the EDGAR
archives  page  of  the   Securities  and  Exchange   Commission's   Website  at
www.sec.gov.

CONFLICTS OF INTEREST

      The Company's officer and director has organized and expects to organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the officer and director is engaged in other business activities, management anticipates that it will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

      A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target company. It is anticipated that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies or by lot. However, any blank check companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation or choice by lot. Mr. Cassidy will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target company which may result in terms providing benefits to Mr. Cassidy.

      Mr. Cassidy is the principal of Cassidy & Associates, a securities law firm located in Washington, D.C. As such, demands may be placed on the time of Mr. Cassidy which will detract from the amount of time he is able to devote to the Company. Mr. Cassidy intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Cassidy would not attend to other matters prior to those of the Company. Mr. Cassidy projects that initially up to ten hours per month of his time may be spent locating a target company which amount of time would increase when the analysis of, and negotiations and consummation with, a target company are conducted.

      Mr. Cassidy owns 100% of the issued and outstanding stock of Pierce Mill Associates which owns 4,250,000 shares of common stock of the Company and is the president, director and controlling shareholder of TPG Capital Corporation, a Delaware corporation, which owns 750,000 shares of the Company's common stock. At the time of a business combination, management expects that some or all of the shares of Common Stock owned by Pierce Mill Associates and shares of Common Stock owned by TPG Capital Corporation will be purchased by the target company or retired by the Company. The amount of Common Stock sold or continued to be owned by Pierce Mill Associates or TPG Capital Corporation cannot be determined at this time.

      Pierce Mill Associates, Inc. is a company solely owned by Mr. Cassidy to hold stock in certain companies, including the Registrant. TPG Capital
Corporation serves as a marketing and consulting company for Cassidy & Associates and its affiliated companies.

      The terms of business combination may include such terms as Mr. Cassidy remaining a director or officer of the Company and/or the continuing securities or other legal work of the Company being handled by the law firm of which Mr. Cassidy is the principal. The terms of a business combination may provide for a payment by cash or otherwise to Pierce Mill Associates or TPG Capital Corporation for the purchase of all or part of their common stock of the Company by a target company or for services rendered incident to or following a business combination. Mr. Cassidy would directly benefit from such employment or payment. Such benefits may influence Mr. Cassidy's choice of a target company.

      The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to the Company where that reference results in a business combination. No finder's fee of any kind will be paid by the Company to management or promoters of the Company or to their associates or affiliates. No loans of any type have, or will be, made by the Company to management or promoters of the Company or to any of their associates or affiliates.

      The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management or promoters of the Company or any affiliates or associates have any interest, direct or indirect.

      Management has adopted certain policies involving possible conflicts of interest, including prohibiting any of the following transactions involving management, promoters, shareholders or their affiliates:

      (i)    Any lending by the Company to such persons;
      (ii) The issuance of any additional securities to such persons prior to a business combination;
      (iii) The entering into any business combination or acquisition of assets in which such persons have any interest, direct or indirect; or
      (iv)   The payment of any finder's fees to such persons.

      These policies have been adopted by the Board of Directors of the Company, and any changes in these provisions require the approval of the Board of Directors. Management does not intend to propose any such action and does not anticipate that any such action will occur.

      There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.

INVESTMENT COMPANY ACT OF 1940

      Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

ITEM 6.  EXECUTIVE COMPENSATION.

      The Company's officer and director does not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company.

      The officer and director of the Company will not receive any finder's fee from the Company as a result of his efforts to implement the Company's business plan outlined herein. However, the officer and director of the Company anticipates receiving benefits as a beneficial shareholder of the Company. See "ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

      No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

      The Company has issued a total of 5,000,000 shares of Common Stock to the following persons for a total of $500 in cash:

Name                            Number of Total Shares     Consideration
----                            -----------------------    -------------
Pierce Mill Associates, Inc.       4,250,000                    $425

TPG Capital Corporation              750,000                     $75

        Mr. Cassidy, the president and sole director of the Company, is the sole director and shareholder of Pierce Mill Associates, Inc. and is therefore considered to be the beneficial owner of the common stock of the Company issued to Pierce Mill Associates, Inc. With respect to the sales made to Pierce Mill Associates, Inc., the Company relied on Section 4(2) of the Securities Act of 1933, as amended and Rule 506 promulgated thereunder.

        Mr. Cassidy is the sole director, controlling shareholder and president of TPG Capital Corporation. With respect to the sales made to TPG Capital Corporation, the Company relied upon Section 3(b) of the Securities Act of 1933, as amended and Rule 701 promulgated thereunder.

      The shareholders of the Company have executed and delivered "lock-up" letter agreements which provide that such shareholders shall not sell the securities except in connection with or following the consummation of a merger or acquisition. Further, each shareholder has placed its stock certificates with the Company until such time. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading price of the Company's securities in any future market which may develop.

ITEM 8.  DESCRIPTION OF SECURITIES.

      The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.0001 per share, and 20,000,000 shares of Preferred Stock, par value $.0001 per share. The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

      Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

      Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

      The Company's Certificate of Incorporation authorizes the issuance of 20,000,000 shares of preferred stock, $.0001 par value per share, of which no shares have been issued. The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

      The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. The Company has no present plans to issue any preferred stock.

DIVIDENDS

      Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

RESTRICTIONS ON TRANSFERS OF SECURITIES PRIOR TO BUSINESS COMBINATION

      The proposed business activities described herein classify the Company as a blank check company. See "GLOSSARY". The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Accordingly, the shareholders of the Company have executed and delivered a "lock-up" letter agreement, affirming that such shareholders shall not sell their shares of the Company's common stock except in connection with or following completion of a merger or acquisition resulting in the Company no longer being classified as a blank check company. The shareholders have deposited their stock certificates with the Company's management, who will not release the certificates except in connection with or following the completion of a merger or acquisition.

TRADING OF SECURITIES IN SECONDARY MARKET

      The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of 1933, as amended (the "Securities Act") of companies which file reports under Sections 13 or 15(d) of the Securities Exchange Act. The Company files such reports. As a result, sales of the Company's common stock in the secondary trading market by the holders thereof may be made pursuant to Section 4(1)of the Securities Act (sales other than by an issuer, underwriter or broker).

      If,  after a  merger  or  acquisition,  the  Company  does  not  meet  the qualifications for listing on the Nasdaq SmallCap Market, the Company's securities may be traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board.

TRANSFER AGENT

      It is anticipated that StockTrans, Inc., Ardmore, Pennsylvania will act as transfer agent for the common stock of the Company.

GLOSSARY

"Blank Check" Company   As defined in Section 7(b)(3) of the
                        Securities Act, a "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities as defined in Rule 3a51-1 of the Exchange Act.

The Company or          The company  whose  common  stock is the subject of this
the Registrant          registration statement.

Exchange Act            The Securities Exchange Act of 1934, as
                        amended.

"Penny Stock"           Security As defined in Rule 3a51-1 of the Exchange  Act,
                        a "penny stock"  security is any equity  security  other
                        than a  security  (i) that is a reported  security  (ii)
                        that is issued by an investment  company (iii) that is a
                        put or call  issued by the Option  Clearing  Corporation
                        (iv)  that  has a price of  $5.00  or more  (except  for
                        purposes of Rule 419 of the Securities  Act) (v) that is
                        registered on a national  securities  exchange (vi) that
                        is authorized  for quotation on the Nasdaq Stock Market,
                        unless   other   provisions   of  Rule  3a51-1  are  not
                        satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or
                        (b) average revenue of at least $6,000,000 for the last three years.

Securities Act          The Securities Act of 1933, as amended.

Small Business Issuer   As  defined  in  Rule  12b-2  of  the  Exchange  Act, a
                        "Small  Business  Issuer"  is   an  entity   (i)   which
                        has revenues of less than  $25,000,000 (ii) whose public
                        float   (the   outstanding  securities    not  held  by
                        affiliates) has a value of less than $25,000,000 (iii) which is a United States or Canadian issuer (iv) which is not an Investment Company and(v) if a majority-owned subsidiary, whose parent corporation is also a small business issuer.

                               PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

      (A) MARKET PRICE. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

      The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

      In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

      If,  after a  merger  or  acquisition,  the  Company  does  not  meet  the qualifications for listing on the Nasdaq SmallCap Market, the Company's securities may be traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board.

      If the Company is unable initially to satisfy the requirements for quotation on the Nasdaq SmallCap Market or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTC market, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

      (B) HOLDERS. There are two holders of the Company's Common Stock. The issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemptions from registration afforded by Sections 3(b) and 4(2) of the Securities Act of 1933 and Rules 506 and 701 promulgated thereunder.

      (C) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS.

      There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

      The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

      During the past three years, the Company has sold securities which were not registered as follows:

      Date                 Name               Number of Shares     Consideration
 June 9, 1998      Pierce Mill                     4,250,000            $425
                   Associates, Inc.(1)

 June 9, 1998      TPG Capital Corporation (2)       750,000             $75

 --------

      (1) Mr. Cassidy, the president and sole director of the Company, is the sole director and shareholder of Pierce Mill Associates, Inc. and is therefore considered to be the beneficial owner of the common stock of the Company issued to Pierce Mill Associates, Inc. With respect to the sales made to Pierce Mill Associates, Inc., the Company relied on Section 4(2) of the Securities Act of 1933, as amended and Rule 506 promulgated thereunder.

      (2) Mr. Cassidy is the sole director, controlling shareholder and president of TPG Capital Corporation. With respect to the sales made to TPG Capital Corporation, the Company relied upon Section 3(b) of the Securities Act of 1933, as amended and Rule 701 promulgated thereunder.

      The shareholders of the Company have executed and delivered "lock-up" letter agreements which provide that such shareholders shall not sell the securities except in connection with or following the consummation of a merger or acquisition. Further, each shareholder has placed its stock certificates with the Company until such time. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading price of the Company's securities in any future market which may develop.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against expenses incurred in any action, suit or proceeding. The Certificate of Incorporation and the By-laws of the Company provide for indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware.

      The General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                               PART F/S

      FINANCIAL STATEMENTS.

      Attached are unaudited financial statement of the Company as of March 31, 1999 and audited financial statements for the Company for the period ended December 31, 1998. The following financial statements are attached to this report and filed as a part thereof.

                   TORBAY ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                            Balance Sheet
                            March 31, 1999
                             (Unaudited)

                                ASSETS
Cash                                                   $     452

TOTAL ASSETS                                           $     452



                 LIABILITIES AND STOCKHOLDERS' EQUITY


LIABILITIES                                             $     --


STOCKHOLDERS' EQUITY

   Preferred Stock, $.0001 par value, 20 million
    shares authorized, none issued and outstanding            --
   Common Stock, $.0001 par value, 100 million shares
    authorized, 5,000,000 issued and outstanding             500

   Accumulated deficit during developmental stage            (48)

     Total Stockholders' Equity                          $   452

TOTAL LIABILITIES AND STOCKHOLDERS'  EQUITY              $   452

                         TORBAY ACQUISITION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                                    CONTENTS


      PAGE            1      INDEPENDENT AUDITORS' REPORT

      PAGE            2      BALANCE SHEET AS OF DECEMBER 31, 1998

      PAGE            3      STATEMENT OF OPERATIONS FOR THE PERIOD FROM JUNE 2, 1998 (INCEPTION) TO DECEMBER 31, 1998

      PAGE            4      STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE PERIOD FROM JUNE 2, 1998
                             (INCEPTION) TO DECEMBER 31,1998

      PAGE            5      STATEMENT OF CASH FLOWS FOR THE PERIOD FROM JUNE 2, 1998 (INCEPTION) TO DECEMBER 31, 1998

      PAGES         6 - 7    NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of:
   Torbay Acquisition Corporation
   (A Development Stage Corporation)


We have audited the accompanying balance sheet of Torbay Acquisition Corporation (a development company) as of December 31, 1998 and the related statements of operations, changes in stockholders' equity and cash flows for the period from June 2, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conduct our audit in accordance with generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Torbay Acquisition Corporation (a development stage company) as of December 31, 1998, and its cash flows from June 2, 1998 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.



Weinberg & Company, P.A.


Boca Raton, FL
January 4, 1999

                         TORBAY ACQUISITION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                             AS OF DECEMBER 31, 1998



                                     ASSETS

Cash                                                                                              $      500
                                                                                                     --------

TOTAL ASSETS                                                                                      $      500
                                                                                                     ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES                                                                                       $      --

STOCKHOLDERS' EQUITY
   Preferred stock, $0.0001 par value, 20 million shares authorized, none issued and - Common  stock,  $0.0001  par  value,  100  million  shares  authorized,
   5,000,000 issued and
     outstanding                                                                                         500
                                                                                                     ---------

     Total Stockholders' Equity                                                                          500
                                                                                                     ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                        $      500
                                                                                                     =========

                       See accompanying notes to financial statements.


                                      2


                         TORBAY ACQUISITION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
        FOR THE PERIOD FROM JUNE 2, 1998 (INCEPTION) TO DECEMBER 31, 1998


                                                                                         June 2, 1998
                                                                                       (Inception) to
                                                                                       December 31, 1998
                                                                                     --------------------

REVENUES                                                                                   $           --
                                                                                             ------------

EXPENSES                                                                                   $           --
                                                                                             ------------

NET LOSS                                                                                   $           --
                                                                                             ============

Net loss per share - basic and diluted                                                     $           --
                                                                                             ============
Weighted average number of shares outstanding during the period - basic and
   diluted                                                                                        424,528
                                                                                              ===========

                     See accompanying notes to financial statements.

                         TORBAY ACQUISITION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
        FOR THE PERIOD FROM JUNE 2, 1998 (INCEPTION) TO DECEMBER 31, 1998



                                                                Common Stock         Total
                                                                ------------         -----

Common stock issuance                                         $        500     $         500

Net income for the period ended December 31, 1998                       --     $          --
                                                                 -----------        --------

BALANCE AT DECEMBER 31, 1998                                  $         500    $         500
                                                                 ===========        ========


                     See accompanying notes to financial statements.

                         TORBAY ACQUISITION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
        FOR THE PERIOD FROM JUNE 2, 1998 (INCEPTION) TO DECEMBER 31, 1998


CASH FLOWS FROM OPERATING ACTIVITIES:

   Net income                                                                                  $          --
   Adjustments to reconcile net income to net cash provided by operating activities:                      --
                                                                                                  ----------
   Net Cash Provided by Operating Activities                                                              --
                                                                                                  ----------

CASH FLOWS FROM INVESTING ACTIVITIES:                                                                     --
                                                                                                  ----------

CASH FLOWS FROM FINANCING ACTIVITIES:

   Proceeds from issuance of common stock                                                                500
                                                                                                  ----------
   Net Cash Provided by Financing Activities                                                             500
                                                                                                  ----------

INCREASE IN CASH AND CASH EQUIVALENTS                                                                    500

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                                           --
                                                                                                  ----------

CASH AND CASH EQUIVALENTS - END OF PERIOD                                                      $         500
                                                                                                  ==========

                 See accompanying notes to financial statements.

                         TORBAY ACQUISITION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1998




NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A) Organization and Business Operations

         Torbay Acquisition Corporation (a development stage company) (the "Company") was incorporated in Delaware on June 2, 1998 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. At December 31, 1998, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and proposed fund raising. The Company's fiscal year end is December 31.

         The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowing or a combination thereof.

         (B) Use of Estimates

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (C) Cash and Cash Equivalents

         For the purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

         (D) Incomes Taxes

         The Company accounts for income taxes under the Financial Accounting Standards Board of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expenses or benefits due to the Company not having any operations for the period ended December 31, 1998.

                       TORBAY ACQUISITION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1998

         (E) New Accounting Pronouncements

         The Financial Accounting Standards Board has recently issued several new accounting pronouncements. Statement No. 129, "Disclosure of Information about Capital Structure" establishes standards for disclosing information about an entity's capital structure, is effective statements for periods ending after December 15, 1998, and has been adopted by the Company as of December 31, 1998. Statement No. 130, "Reporting Comprehensive Income" establishes standards for reporting and display of comprehensive income and its components, and is effective for fiscal years beginning after December 15, 1997. Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers, and is effective for financial statements for periods beginning after December 15, 1997. The Company believes that its adoption of Statements 130 and 131 will not have a material effect of operations.

NOTE 2   STOCKHOLDERS' EQUITY

         (A) Preferred Stock

         The Company is authorized to issue 20,000,000 shares of preferred stock at $0.0001 par value, with such designations, voting and other rights, and preferences as may be determined from time to time by the Board of Directors.

         (B) Common Stock

         The Company is authorized to issue 100,000,000 shares of common stock at $0.0001 par value. The Company issued 4,250,000 and 75,000 shares to Pierce Mill Associates, Inc. and TPG Capital Corporation, respectively.

NOTE 3   RELATED PARTIES

         Legal counsel to the Company is a firm owned by a director of the Company who also owns 100% of the outstanding stock of Pierce Mill Associates, Inc., the 85% shareholder. The same party is also the controlling owner of TPG Capital Corporation, the 15% shareholder.

                               PART III

ITEM 1.  INDEX TO EXHIBITS.

        EXHIBIT NUMBER         DESCRIPTION

         (2)                  Articles of Incorporation and By-laws:
           2.1*                 Certificate of Incorporation
           2.2*                 By-Laws
         (3)                  Instruments Defining the Rights of Holders
           3.1*                 Lock-Up Agreement with Pierce Mill Associates
           3.2*                 Lock-Up Agreement with TPG Capital Corporation
          23.1                  Consent of Independent Auditors
    ------------
   * Previously Filed

                              SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this amendment to its registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                     TORBAY ACQUISITION CORPORATION


                     By: /s/ William Thomas Large
                         ----------------------------------------------
                         William Thomas Large, Director and President

July 20, 2000